UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 1-09328

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB PUERTO RICO SAVINGS PLAN

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

Ecolab Puerto Rico Savings Plan

FINANCIAL STATEMENTS

as of December 31, 2013 and 2012

and

for the year ended December 31, 2013

AND SUPPLEMENTAL SCHEDULES

as of December 31, 2013

Explanatory Note

This Amendment No. 1 on Form 11-K/A (“Amendment No. 1”) to the Annual Report on Form 11-K for the fiscal year ended December 31, 2013 filed by the Ecolab Puerto Rico Savings Plan (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 25, 2014 (the “Original Filing”) is being filed by the Registrant to amend the Original Filing to remove the audit report (the “Audit Report”) of McGladrey LLP (“McGladrey”), the Registrant’s former independent accounting firm, on the financial statements in the Original Filing, which comprise the statements of net assets available for benefits as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013 and the notes to the financial statements, and to mark such financial statements as being unaudited. As a result, the Audit Report should not be relied upon.

The Registrant is filing this Amendment No. 1 in response to McGladrey’s notice dated August 5, 2015 of its determination that an associated entity of McGladrey provided certain prohibited non-audit services to an international affiliate of the Registrant’s sponsor, Ecolab Inc., during the fiscal years ended December 31, 2013 and 2014. Despite its belief that the services at issue did not impact its integrity and objectivity, McGladrey has concluded that its independence has been impaired with respect to the Registrant in accordance with the rules of the SEC and the Public Company Accounting Oversight Board, has withdrawn the Audit Report and has resigned as the Registrant’s independent accounting firm.

Unless expressly noted otherwise, the disclosures in this Amendment No. 1 continue to speak as of the date of the Original Filing, and do not reflect events occurring after the filing of the Original Filing.

ECOLAB PUERTO RICO SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

(Unaudited)

(in thousands)	2013	2012

ASSETS

Investments, at fair value:

Ecolab Inc. common stock	$5,011	$3,708
Registered investment companies	2,717	2,124
Total investments	7,728	5,832

Receivables:

Notes receivable from participants	395	234
Dividends and interest receivable	13	—
Employer contributions receivable	7	4
Employee contributions receivable	5	—
Total receivables	420	238

Total assets	8,148	6,070

LIABILITIES

Excess contributions payable	(5)	—

NET ASSETS AVAILABLE FOR BENEFITS	$8,143	$6,070

The accompanying notes are an integral

part of the financial statements.

ECOLAB PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2013

(Unaudited)

(in thousands)

Investment results:

Net appreciation in fair value of investments	$2,086
Dividends and interest	110
2,196

Interest income on notes receivable from participants	9

Contributions:
Participants	249
Employer	137
386

Deductions:
Distributions to participants	(516)
Plan expenses	(2)
(518)

Net increase	2,073

Net assets available for benefits:

Beginning of year	6,070

End of year	$8,143

The accompanying notes are an integral

part of the financial statements

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.                          Description of Plan:

The following brief description of the Ecolab Puerto Rico Savings Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

The Plan is sponsored by Ecolab Inc. (“Ecolab”) for the benefit of certain individuals employed by Ecolab’s wholly owned subsidiary, Ecolab Manufacturing Inc. (“the Company”), and is subject to income taxation under Puerto Rico laws.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to certain employees of the Company in Puerto Rico. Employees who are employed by the Company and who are subject to income taxation under the laws of Puerto Rico may participate in the Plan as of the first day of the month on or after their date of hire, provided they are not subject to a collective bargaining agreement which does not provide for their participation in the Plan. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Puerto Rico tax code (“the Code”). The Plan and trust are located and qualified only in Puerto Rico.

CONTRIBUTIONS:

Contributions are made to the Plan as “pre-tax savings contributions” and “employer matching contributions.”

Pre-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation (subject to a Puerto Rico statutory annual maximum of $15,000 for 2013) for the purpose of making pre-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make additional catch-up contributions in accordance with Puerto Rico laws (up to $1,500 in 2013).

Participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.                          Description of Plan (continued):

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their accounts at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance. Employees may be eligible to withdraw part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to taxation under the tax rules applicable to Puerto Rico residents.

NOTES RECEIVABLE FROM PARTICIPANTS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s note may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.  Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years.  Notes receivable from participants at December 31, 2013 had interest rates ranging from 3.25% to 4.25% and are due at various dates through January 2019. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.                          Description of Plan (continued):

PARTICIPANT ACCOUNTS AND ALLOCATION:

Banco Popular de Puerto Rico (“Banco Popular” or “trustee”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Banco Popular in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                          Summary of Significant Accounting Policies:

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

2.                          Summary of Significant Accounting Policies (continued):

VALUATION OF INVESTMENTS AND INCOME RECOGNITION:

Banco Popular holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, Ecolab and the participants of the Plan.  The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS:

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

CONTRIBUTIONS:

Participant pre-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2013 statement of net assets available for benefits.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

2.                          Summary of Significant Accounting Policies (continued):

CONCENTRATION OF MARKET RISK:

At December 31, 2013 and 2012, approximately 62% and 61%, respectively, of the Plan’s net assets were invested in the common stock of Ecolab. The underlying value of Ecolab Inc. common stock is dependent on the performance of Ecolab and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

SUBSEQUENT EVENTS:

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

3.                          Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 are summarized as follows:

(in thousands)	2013	2012

Ecolab Inc. common stock	$5,011	$3,708

Spartan 500 Index Fund Investor Class	849	587

Fidelity Money Market Trust Retirement	572	559

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

3.                          Investments (continued):

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)	2013
Investment in:

Ecolab Inc. common stock	$1,531

Registered investment companies	555

Net appreciation in fair value of investments	$2,086

4.                                Fair Value Measurements:

Accounting guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

4.                                Fair Value Measurements (continued):

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab Inc.’s common stock on the New York Stock Exchange.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2013 and 2012. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. At December 31, 2013 and 2012, the Plan did not have any assets or liabilities classified within Level 2 or Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

4.                                Fair Value Measurements (continued):

The following tables represent the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Investment Assets at Fair Value As of December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$5,011	$5,011	$—	$—
Registered investment companies:
Large cap equity	1,052	1,052	—	—
Money market	572	572	—	—
Blended fund	569	569	—	—
Fixed income	230	230	—	—
International equity	169	169	—	—
Small cap equity	67	67	—	—
Mid cap equity	58	58	—	—

Total investment assets at fair value	$7,728	$7,728	$—	$—

	Investment Assets at Fair Value As of December 31, 2012
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$3,708	$3,708	$—	$—
Registered investment companies:
Large cap equity	722	722	—	—
Money market	559	559	—	—
Blended fund	408	408	—	—
Fixed income	232	232	—	—
International equity	124	124	—	—
Small cap equity	42	42	—	—
Mid cap equity	37	37	—	—

Total investment assets at fair value	$5,832	$5,832	$—	$—

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

5.                             Tax Status:

The Plan constitutes a qualified plan and trust under the Puerto Rico tax code. The Plan is maintained as a foreign trust covering only individuals subject to taxation under the Puerto Rico tax code and therefore no provision for United States federal income taxes has been included in the Plan’s financial statements.

A favorable determination letter, dated May 22, 2012, was received from the Puerto Rico Treasury Department on the form of the Banco Popular Master Defined Contribution Retirement Plan adoption agreement and master plan, upon which the Plan is maintained. The Plan also received an individual determination letter from the Puerto Rico Treasury Department dated July 9, 2013. The Plan Administrator believes the Plan is currently designed and being operated in accordance with Section 1165(a) of the Puerto Rico Internal Revenue Code and is, therefore, exempt from Puerto Rico income taxes. As such, no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico tax authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.                             Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of Ecolab.

Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including Ecolab Inc. common stock.

During 2013, the Plan invested in Ecolab Inc. common stock. The Plan held 48,057 and 51,579 shares at December 31, 2013 and 2012, respectfully. During the year ended December 31, 2013, purchases and sales of shares by the Plan totaled approximately $243,000 and $521,000, respectively.

SUPPLEMENTAL SCHEDULES

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

for the year ended December 31, 2013

(Unaudited)

EIN 41-0231510

Plan Number: 005

(in thousands)
Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if
Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$33	$28	$5

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2013

(Unaudited)

EIN 41-0231510

Plan Number: 005

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies:

	Spartan 500 Index Fund Investor Class	Mutual Fund
		12,960 units	$849

	Fidelity Money Market Trust Retirement	Money Market
		572,128 units	572

	Fidelity Puritan	Mutual Fund
		13,574 units	288

	Fidelity Government Income Fund	Mutual Fund
		19,057 units	193

	Dodge & Cox International Stock Fund	Mutual Fund
		3,924 units	169

	Dodge & Cox Stock Fund	Mutual Fund
		635 units	107

	Harbor Capital Appreciation Fund	Mutual Fund
		1,711 units	97

	Vanguard Target Retirement 2035 Fund	Mutual Fund
		4,759 units	81

	Heartland Value Plus Institutional	Mutual Fund
		1,869 units	67

	Vanguard Target Retirement 2030 Fund	Mutual Fund
		2,173 units	60

	Spartan Extended Market Index Investment	Mutual Fund
		1,089 units	58

	Vanguard Target Retirement 2040 Fund	Mutual Fund
		1,825 units	52

	Vanguard Target Retirement 2025 Fund	Mutual Fund
		2,558 units	40

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2013 (Continued)

(Unaudited)

EIN 41-0231510

Plan Number: 005

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies (continued):

	PIMCO Total Return Institutional	Mutual Fund
		1,961 units	21

	Vanguard Target Retirement 2020 Fund	Mutual Fund
		726 units	20

*	Banco Popular Time Deposit Open Account	Money Market
		15,257 units	15

	Vanguard Target Retirement 2045 Fund	Mutual Fund
		822 units	14

	Vanguard Target Retirement 2050 Fund	Mutual Fund
		470 units	13

	Vanguard Target Retirement 2015 Fund	Mutual Fund
		25 units	1

Total registered investment companies			2,717

Ecolab Inc. common stock:

*	Ecolab Inc. common stock	Common Stock
		48,057 shares	5,011

Notes Receivable from Participants:

*	Notes Receivable from Participants	Participant notes due on
		various dates through
		January 2019 (stated interest
		rates ranging from 3.25% to
		4.25%).	395

			$8,123

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB PUERTO RICO SAVINGS PLAN

Date:	August 25, 2015	By:	/s/ Suzanne M. Hanson
Suzanne M. Hanson
Vice President, Global Benefits,
Human Resources Ecolab Inc. (Plan Administrator)